Exhibit 99.3

PRESTIGE WEALTH INC.

FORM OF PROXY FOR MEETING OF HOLDERS OF CLASS B ORDINARY SHARES

NOVEMBER 20, 2025

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS.

1.	It is resolved as a special resolution that the votes per Class B Ordinary Share to increase from 20 votes per share to 50 votes per share (the “Class B Voting Power Increase”).

___FOR	___AGAINST	___ABSTAIN

2.	It is resolved as a special resolution that, subject to and immediately following the Class B Voting Power Increase being effected, the Company adopt an amended and restated memorandum of association (the “Fourth A&R M&AA”), a copy of which is annexed as Appendix A to the proxy statement in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Class B Voting Power Increase.

___FOR	___AGAINST	___ABSTAIN

3.	It is resolved, as an ordinary resolution, to adjourn the Class B Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Class B Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

___FOR	___AGAINST	___ABSTAIN

This Proxy is solicited on behalf of the board of directors of Prestige Wealth Inc.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: